

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2011

Via E-mail
Soohyung Kim
Manager
ALST Casino Holdco, LLC
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **ALST Casino Holdco, LLC**
> **Registration Statement on Form 10-12G**
> **Filed August 12, 2011**
> **File No. 000-54480**

Dear Mr. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All page numbers refer to the Bowne Conversion courtesy copy.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is October 11, 2011. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

2.   We note that pursuant to the plan of reorganization, you plan to exchange your common units for 100% of the equity interests in Aliante Gaming. Please provide us your analysis as to why you believe you do not need to register the issuance of these securities under the Securities Act of 1933. Please tell us if you believe there is an applicable exemption from registration.

Chapter 11 Reorganization, page 4

3.   We note that in the plan of reorganization 100% of the equity interests in Aliante Gaming will be exchanged for your common units. Please revise to clarify whether your units to be exchanged will represent the entire class of your common units.

4.   We note that prior to the petition date, Aliante Holding LLC was a 50/50 joint venture partnership between Aliante Station and G.C. Aliante, LLC. Please revise this section to clarify what entities will provide the 100% equity interest in Aliante Gaming to your lenders. Also please clarify whether these contributing entities are parties to your joint plan of reorganization.

Narrative Description of Aliante Gaming, page 5

5.   We note your disclosure on page 17 regarding the slot machine manufacturing industry. Please tell us whether your business is substantially dependent upon the slot machine manufacturing industry. If so, please disclose whether the Aliante Gaming has any material agreements with slot machine manufacturers, and any key manufacturers upon which the Aliante Gaming is dependent and any material impact this may have on your business in the future.

Senior Secured Credit Facility, page 8

6.   We note that on the effective date Aliante Gaming will enter into the senior secured credit facility which will provide for $45 million in aggregate principal of secured loans which will be deemed made on the effective date without any funding being provided to Aliante Gaming. Please clarify, if true, that this credit facility will represent an already outstanding obligation of Aliante Gaming even if Aliante Gaming does not draw upon the credit facility.

7.   Please describe the material financial covenants and ratios that will exist in the senior secured credit facility.

Risk Factors, page 14

8.   We note that the report of Aliante Gaming's independent registered public accounting contains a going concern opinion. Please add a risk factor or revise an existing risk factor to describe how the auditors have expressed substantial doubt regarding Aliante

Gaming's ability to continue as a going concern.

9.   We note your disclosure on page 35 that you have not paid and do not intend to pay any distributions in the foreseeable future. Please consider adding a risk factor disclosing that investors in your securities should not expect dividend income.

10.   We note that after the effective date of your plan of restructuring your units will be held by a limited number of entities. We also note that you anticipate that 3 of these entities will hold more greater than 10% of your units. Please consider adding a risk factor which addresses the concentration of control over your operations that these entities are likely to have.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aliante Gaming

Overview, page 24

11.   Please tell us whether management views performance measures such as EBITDA or EBITDA margin to be key performance indicators. We may have further comment.

Table of Contractual Obligations, page 29

12.   Given that on the effective date of your plan of reorganization all of your claims against Aliante Gaming by your lenders will be satisfied pursuant to the plan, please consider also providing a table of contractual obligations which reflects your obligations after the effective date.

Security Ownership of Certain Beneficial Owners and Management, page 32

13.   We note your disclosure on page 3 that pursuant to your plan of reorganization, each lender shall receive a pro rata share of 100% of your equity. Therefore, please elaborate on why you are unable to provide accurate beneficial ownership percentages at this time.

Managers and Executive Officers, page 33

14.   Please specify the specific experience, qualifications, or skills that led to the conclusion that each named individual should serve on your board of managers. See Item 401(e) of Regulation S-K.

Executive Compensation, page 34

15.   Please clarify whether your executive officers will be your employees or employees of your manager.

Description of the Registrant's Securities to be Registered, page 35

16.   Please tell us whether the securities to be issued in your restructuring transaction have been authorized by your board.

Financial Statements

General

17.   Please provide audited financial statements of the registrant and revise your pro forma financial statements to include these financial statements, as appropriate.

18.   It appears your unaudited pro forma consolidated financial information and your financial statements for Aliante Gaming, LLC require updating. Please revise your filing to include updated financial statements.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3. Pro Forma Adjustments, page 68

19.   We note your adjustment i. Please tell us how you complied with Article 11 of Regulation S-K, or tell us how you determined it was appropriate to record an adjustment for these items. Within your response, please ensure that you address how this adjustment is directly attributable to the transaction, factually supportable and has a continuing effect.

20.   We note your adjustment j. Please revise your filing to disclose how this amount is calculated. We further note that interest on the Senior Secured Credit Facility will be 10% or 6%. Please disclose the amount of interest expense for both interest rates.

Exhibits

21.   Please confirm that you will file the following agreements referred to in your registration statement when such agreements are made available pursuant to Item 601(b)(10) of Regulation S-K:

- Operating Agreement, page 5;

- Management Agreement, page 8;

- License agreement with North Valley Enterprises, LLC, page 8; and

- Senior Secured Credit Facility, page 8.

22.   Given your disclosure on page 3 that after the effective date, Aliante Gaming will be your wholly-owned subsidiary, please confirm that you will provide a list of subsidiaries pursuant to Item 601(b)(21) of Regulation S-K, when required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Gregory A. Ezring
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Via E-Mail